UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HF Financial Corp
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
404172108
(CUSIP Number)
Mr. Terry Maltese, Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 pages

Exhibit Index located on Page 15-16	SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 404172108	Page 2 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Sandler O'Neill Asset Management, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 655,900 9. Sole Dispositive Power 10. Shared Dispositive Power 655,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.40%
14.	Type of Reporting Person* 00

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 3 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐

3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 403,900 9. Sole Dispositive Power 10. Shared Dispositive Power 403,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 403,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 5.79%
14.	Type of Reporting Person* 00
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 4 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 11,100 9. Sole Dispositive Power 10. Shared Dispositive Power 11,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.16%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 5 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 60,100 9. Sole Dispositive Power 10. Shared Dispositive Power 60,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,100
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 0.86%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 6 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Hedge Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 330,800 9. Sole Dispositive Power 10. Shared Dispositive Power 330,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 330,800
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 4.74%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 7 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Malta Offshore, Ltd
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 103,000 9. Sole Dispositive Power 10. Shared Dispositive Power 103,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 103,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 1.48%
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 8 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person SOAM Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* WC
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 149,000 9. Sole Dispositive Power 10. Shared Dispositive Power 149,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 149,000
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 2.14%
14.	Type of Reporting Person* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 404172108	Page 9 of 16 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person Terry Maltese
2.	Check the Appropriate Box if a Member of a Group*	(a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds* 00
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizen or Place of Organization USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 8. Shared Voting Power 655,900 9. Sole Dispositive Power 10. Shared Dispositive Power 655,900

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 655,900
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 9.40%
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.    Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.01 per share ("Common Stock"), of HF Financial Corp. (the "Issuer"), a company incorporated in Delaware, with its principal office at 225 South Main Avenue, Sioux Falls, SD 57104.

Item 2.    Identity and Background.

(a)    This statement is being filed by (i) Sandler O'Neill Asset Management LLC, a New York limited liability company ("SOAM"), with respect to shares of Common Stock beneficially owned by Malta Partners, L.P., a Delaware limited partnership ("MP"), Malta Hedge Fund, L.P., a Delaware limited partnership ("MHF"), Malta Hedge Fund II, L.P., a Delaware limited partnership ("MHFII") and Malta Offshore, Ltd., a Cayman Islands company ("MO"), (ii) SOAM Holdings, LLC, a Delaware limited liability company ("Holdings"), with respect to shares of Common Stock beneficially owned by MP, MHF and MHFII, (iii) MP, with respect to shares of Common Stock beneficially owned by it, (iv) MHF, with respect to shares of Common Stock beneficially owned by it, (v) MHFII, with respect to shares of Common Stock beneficially owned by it, (vi) MO, with respect to shares of Common Stock beneficially owned by it, and (vii) Terry Maltese, as Managing Member of SOAM, with respect to shares of Common Stock beneficially owned by MP, MHF, MHFII and MO; and as managing member of SOAM Ventures, LLC ("Ventures"), a Delaware limited liability company, with respect to shares of Common Stock beneficially owned by SOAM Capital Partners, L.P. ("SCP"), a Delaware limited partnership of which Ventures is the management company.  The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons" and MP, MHF and MHFII are sometimes collectively referred to herein as the "Partnerships." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The sole general partner of each of the Partnerships is Holdings, and administrative and management services for the Partnerships are provided by SOAM. SOAM also provides management services to MO. The managing member of Holdings and SOAM is Mr. Maltese. In his capacity as managing member of Holdings, Ventures, and SOAM, Mr. Maltese exercises voting and dispositive power over all shares of Common Stock beneficially owned by MP, MHF, MHFII, SCP, MO, SOAM and Holdings. The non-managing member of Holdings and SOAM is Sandler O'Neill Holdings, LLC, a New York limited liability company ("S.O. Holdings").

(b)    The address of the principal offices of each of MP, MHF, MHFII, SCP, Holdings and SOAM and the business address of Mr. Maltese is Sandler O'Neill Asset Management LLC, 150 East 52nd Street, 30th Floor, New York, NY 10022. The address of the principal office of MO is c/o Citco Fund Services (Cayman Islands) Limited, 89 Nexus Way, 2nd Floor, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands. The address of the principal office of S.O. Holdings is c/o Sandler O'Neill & Partners, L.P., 919 Third Avenue, 6th Floor, New York, New York 10022..

(c)    The principal business of MP, MHF, MHFII, and SCP is that of private partnerships engaged in investment in securities for its own account. The principal business of MO is that of investment in securities for its own account. The principal business of Holdings is that of acting as general partner for the Partnerships. The principal business of SOAM is that of providing administrative and management services to the Partnerships and management services to MO. The present principal occupation or employment of Mr. Maltese is President of SOAM and Holdings. The principal business of S.O. Holdings is investing in Holdings and SOAM.

(d)    During the last five years, none of MP, MHF, MHFII, SCP MO, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)    During the last five years, none of MP, MHF, MHFII, MO, SCP, Holdings, SOAM, S.O. Holdings or Mr. Maltese has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)    Mr. Maltese is a U.S. citizen.

Item 3.    Source and Amount of Funds.

The net investment cost (including commissions, if any) of the shares of Common Stock held by MP, MHF, MHFII, MO, and SCP is $88,800, $500,631, $2,724,004, $824,000, and $1,204,444 respectively. Such shares were purchased with the investment capital of the respective entities.

Item 4.    Purpose of Transaction.

The purpose for which the Common Stock was acquired by the Reporting Persons is for investment. As such, in the ordinary course of their business, the Reporting Persons intend to review their investment in the Company on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.  Depending on various factors including, without limitation, the Company's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against the proposals of the board of directors of the Company or other shareholders of the Company and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

In addition to the foregoing, on September 30, 2011 the Reporting Persons delivered a letter to each member of the Board of the Company addressing certain matters currently before the Board.  The letter expresses the Reporting Persons' belief that the Company opposing the directors nominated by PL Capital Group will be a waste of shareholder capital, as well as the belief that a  new CEO should not be hired until after the Company's annual meeting and after the newly elected Board can explore all strategic alternatives.  The letter also states the Reporting Persons' hope that the Board will not raise Board members' compensation in light of the Company's poor performance.  A copy of the letter from the Reporting Persons is attached hereto as Exhibit 2.

Item 5.    Interest in Securities of the Issuer.

(a)    Based upon an aggregate of 6,973,973 shares of Common Stock outstanding, as determined by the Issuer's most recently available public information, as of the close of business on September 9, 2011:

(i)	MP beneficially owned 11,100 shares of Common Stock, constituting approximately 0.16% of the shares outstanding.

(ii)	MHF beneficially owned 60,100 shares of Common Stock, constituting approximately 0.86% of the shares outstanding.

(iii)	MHFII beneficially owned 330,800 shares of Common Stock, constituting approximately 4.74% of the shares outstanding.

(iv)	MO beneficially owned 103,000 shares of Common Stock, constituting approximately 1.48% of the shares outstanding.

(v)	SCP beneficially owned 149,000 shares of Common Stock, constituting approximately 2.14% of the shares outstanding.
(vi)
SOAM owned directly no shares of Common Stock. By reason of its position as management company for MP, MHF, MHFII, MO, and as an affiliate of Ventures, management company for SCP, under the provisions of Rule 13d-3, SOAM may be deemed to beneficially own the 11,100 shares owned by MP, the 60,100 shares owned by MHF, the 330,800 shares owned by MHFII, the 103,000 shares owned by MO, and the 149,000 shares owned by SCP, and an additional 1,900 shares owned by another private investment fund in which SOAM is Managing Member of the management company,  or an aggregate of 655,900 shares of Common Stock, constituting approximately 9.40% of the shares outstanding.

(vii)
Holdings owned directly no shares of Common Stock. By reason of its position as general partner of MP, MHF and MHFII, under the provisions of Rule 13d-3 of the Securities and Exchange Commission ("Rule 13d-3"), Holdings may be deemed to beneficially own the 11,100 shares owned by MP, the 60,100 shares owned by MHF, and the 330,800 shares owned by MHFII, and an additional 1,900 shares owned by another private investment fund in which Holdings is the managing member of the general partner, or an aggregate of 403,900 shares of Common Stock, constituting approximately 5.79% of the shares outstanding.

(viii)
Mr. Maltese directly owned no shares of Common Stock. By reason of his position as Managing Member of Holdings, SOAM, Ventures, and an additional private investment fund, Mr. Maltese may be deemed to beneficially own the 11,100 shares owned by MP, the 60,100 shares owned by MHF, the 330,800 shares owned by MHFII, the 103,000 shares owned by MO, the 149,000 shares owned by SCP, and 1,900 shares of the additional private investment fund, or aggregate of 655,900 shares of Common Stock, constituting approximately 9.40% of the shares outstanding.

(ix)	In the aggregate, the Reporting Persons beneficially own 655,900 shares of Common Stock, constituting approximately 9.40% of the shares outstanding.

(x)	S.O. Holdings directly owned no shares of Common Stock.

(b)        The Partnerships each have the power to dispose of and to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Holdings. Holdings is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by Holdings. MO has the power to dispose of and to vote the shares of Common Stock beneficially owned by it. MO is a party to a management agreement with SOAM pursuant to which SOAM shares the power to dispose of and to vote the shares of Common Stock beneficially owned by MO. Mr. Maltese, as President and managing member of Holdings, Ventures, and SOAM, shares the power to dispose of and to vote the shares of Common Stock beneficially owned by the other Reporting Persons.

(c) During the sixty days prior to September 30, 2011 the Reporting persons effected the following transactions in the Common Stock.

Transactions by MP last 60 days
Date	Transaction	Price	Shares
Ø

Transactions by MHF last 60 days
Date	Transaction	Price	Shares
Ø

Transactions by MHFII last 60 days
Date	Transaction	Price	Shares
Ø

Transactions by MO last 60 days
Date	Transaction	Price	Shares
Ø

Transactions by SCP last 60 days
Date	Transaction	Price	Shares
Ø

 (d) Not applicable.

(e) Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits.

Exhibit 1	Written Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(f)(1) of the Securities and Exchange Commission
Exhibit 2	Letter from Reporting Persons to members of the Board of the Company

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 3, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
Director

		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC,	By:	/s/ Terry Maltese
	the sole general partner		Terry Maltese
President
By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 1

JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(f)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated:  October 3, 2011

MALTA PARTNERS, L.P.		MALTA HEDGE FUND, L.P.

By:	SOAM Holdings, LLC, the sole general partner	By:	SOAM Holdings, LLC, the sole general partner

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese Managing Member

MALTA OFFSHORE, LTD		MALTA HEDGE FUND II, L.P.

By:	/s/ Terry Maltese	By:	SOAM Holdings, LLC,
	Terry Maltese		the sole general partner
Director

		By:	/s/ Terry Maltese
Terry Maltese Managing Member

SOAM CAPITAL PARTNERS, L.P.		Sandler O'Neill Asset
Management LLC

By:	SOAM Venture Holdings, LLC,	By:	/s/ Terry Maltese
	the sole general partner		Terry Maltese
President
By:	/s/ Terry Maltese
Terry Maltese
Managing Member

SOAM Holdings, LLC		Terry Maltese

By:	/s/ Terry Maltese	By:	/s/ Terry Maltese
	Terry Maltese Managing Member		Terry Maltese

EXHIBIT 2

Sandler O'Neill Asset Management, LLC
   150 East 52nd Street, 30th Floor, New York, NY 10022
  (212) 486-7300   Fax: (212) 486-7580

TERRY MALTESE
PRESIDENT and CEO

September 27, 2011

Board of Directors
HF Financial Corp.
225 South Main Avenue
Sioux Falls, SD 57104

Dear Directors:

Sandler O'Neill Asset Management is an investment management firm that invests exclusively in companies in the financial services sector.  We believe we are the second largest shareholder of HF Financial Corp. (the "Company"), holding approximately 9% of the current outstanding shares.

We recently read the letter PL Capital Group sent to the company's Board dated September 20, 2011.  We agree with the points PL Capital made to the Board in that letter and strongly urge you not to oppose the action they have proposed.  Similar to PL Capital, we also believe that you should delay the hiring of a new CEO until after the Company's annual meeting and not before the newly elected Board can explore all strategic alternatives.

We believe fighting the nomination of directors made by PL Capital will be a needless waste of shareholder capital, especially considering the Company's significant institutional ownership, which we anticipate will support PL Capital's nominees.  Despite the non-executive board members' minimal ownership of the Company's shares, we hope you agree.

We ask that you take our concerns into consideration and not fight PL Capital's initiative. We also hope that in light of the Company's recent poor performance and depressed stock price the Board will not raise Board members' compensation.  We are available to discuss this issue should you wish.

Yours truly,

/s/ Terry Maltese
Terry Maltese
President & CEO